     As filed with the Securities and Exchange Commission on August 13, 1999

--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                         -------------------------------

                                 AMENDMENT NO. 2
                                       TO
                                   FORM 10-SB
             REGISTRATION STATEMENT FOR SMALL BUSINESS ISSUER UNDER
          SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

                         -------------------------------

                             ZEPPELIN SOFTWARE, INC.
                 (NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)

            DELAWARE                     3663                   98-0196717
   (STATE OR JURISDICTION         (PRIMARY STANDARD          (I.R.S. EMPLOYER
     OF INCORPORATION         INDUSTRIAL CLASSIFICATION)       IDENTIFICATION
      OR ORGANIZATION)                CODE NUMBER)                NUMBER)

                              2408 WESTHILL COURT
                        WEST VANCOUVER, BRITISH COLUMBIA
                                 CANADA V7S-3A5
                                 (604) 926-2793
          (ADDRESS AND TELEPHONE NUMBER OF PRINCIPAL EXECUTIVE OFFICES
                        AND PRINCIPAL PLACE OF BUSINESS)

                          ---------------------------

                                PAUL MINICHIELLO
                                   PRESIDENT
                            ZEPPELIN SOFTWARE, INC.
                              2408 WESTHILL COURT
                        WEST VANCOUVER, BRITISH COLUMBIA
                                 CANADA V7S-3A5
                                 (604) 926-2793
           (NAME, ADDRESS AND TELEPHONE NUMBER OF AGENT FOR SERVICE)

                                   Copies to:

                            STANLEY MOSKOWITZ, ESQ.
                         MOSKOWITZ ALTMAN & HUGHES LLP
                         11 EAST 44TH STREET, SUITE 504
                               NEW YORK, NY 10017
                                 (212) 953-1121

        Securities to be registered under Section(g) of the Exchange Act:

Title of Each Class:
-------------------

Common Stock, $0.001 par value

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                                TABLE OF CONTENTS

TABLE OF CONTENTS

PART I

         ITEM 6     DESCRIPTION OF BUSINESS

         ITEM 7     DESCRIPTION OF PROPERTY

         ITEM 8     DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

         ITEM 9     REMUNERATION OF DIRECTORS AND OFFICERS

         ITEM 10    SECURITY OWNERSHIP OF MANAGEMENT AND
                             CERTAIN SECURITY HOLDERS

         ITEM 11    INTEREST OF MANAGEMENT AND OTHERS IN
                             CERTAIN TRANSACTIONS

         ITEM 12    DESCRIPTION OF SECURITIES


PART II

         ITEM 1     MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
                             COMMON EQUITY AND OTHER STOCKHOLDER MATTERS

         ITEM 2     LEGAL PROCEEDINGS

         ITEM 3     CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         ITEM 4     RECENT SALES OF UNREGISTERED SECURITIES

         ITEM 5     INDEMNIFICATION OF DIRECTORS AND OFFICERS


PART F/S

         FINANCIAL STATEMENTS


PART III

         ITEM 1     INDEX TO EXHIBITS

         ITEM 2     DESCRIPTION OF EXHIBITS

Glossary of Terms

ASIC chip         Application specific integrated circuit chip, which means
                  that the chip has been built for a specific application.
Bandwidth         means the width of the communications channel; typically
                  measured amount of data transferred in bits per second (bps).
Bit Stream        means a continuous stream of data bits transmitted over
                  a communications line with no break between the data
                  characters.
BER               Bit error rates means the ratio of error bits to the total number of bits transmitted.
CAP               Competitive access provider.
CLEC              Competitive local exchange carrier is authorized to provide voice communications to a pre-determined area.
CPU               Central Processing Unit is the functioning system of a
                  computer.
GHz               Gigahertz is a frequency used by radios to transmit
                  information.
Mbps              Million bits per second is the amount of information at which data is transferred per second.
Microwave         means the frequency for communicating to and from satellites and travels in straight lines.
Modulation        means the technique used to encode the digital bits into an analog signal.
OC-1              Refers to data transfer rates at speeds of 155 Mbps.
OC-3              Refers to data transfer rates at speeds of 466 Mbps.
PCS               Personal Communication Service is the Federal Communication
                  Commission's classification for digital wireless communication systems.
Polarization      means the arrangement of electromagnetic radiation field
                  signals in a definite direction at specific settings. Each country has different polarization settings.
Protocols         means a set of rules governing the format of messages that are exchanged between computers and people.
RF                Radio frequency


                                     PART I

The Registrant has elected to report under Disclosure Alternative 2 under Form 10-SB.

ITEM 6            DESCRIPTION OF THE BUSINESS

Company Background

Zeppelin Software, Inc. d.b.a. Zeppelin Wireless Technology (the "Company") has its principal offices at 2408 Westhill Court, West Vancouver, British Columbia, Canada V7S-3A5. The telephone number is (604) 926-2793. Through May 10, 1999, the Company has generated no revenues from operations.

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The Company, a development stage company, was incorporated in October 1998 for the express purpose of developing digital microwave products. The Company intends to develop new wireless products, including the designing and manufacturing of an ultra-high bandwidth digital microwave radio. The Company will not be able to fully implement its business plan unless it is able to raise a sum of $5,000,000. There can be no assurance that the Company will be able to raise $5,000,000 or any lesser amount.

To date, the Company has (i) defined the market opportunities for the Company in the wireless communications industry, (ii) assembled a team of engineers that the Company believes has the knowledge and experience to create and develop a digital microwave radio, and (iii) completed a private placement offering of securities that generated the funds necessary to begin developing the preliminary design of a prototype of a digital microwave radio. There can be no assurance that the Company will be able to design or complete a successful prototype of a radio.

Currently, the Company has sufficient capital, due to its 1998 Private Placement Offering (which is discussed below), to maintain limited operations. The operations will be limited to seeking out additional capital. Additional capital will be sought through the private or public placement of the Company's securities or by the Company entering into a joint venture with a partner that would provide capital. The Company forecasts that expenses will not exceed available funds. To fully implement the business plan of manufacturing, marketing and selling the radio, the Company has projected that it will need approximately $5,000,000. The Company intends to seek funding of $5,000,000. Upon funding, the Company will use the proceeds initially to design and develop a prototype of a digital microwave radio. The Company projects that it will spend approximately $1.3 million on engineering salaries and expenses and $1.75 million on capital equipment expenditures. The remaining funds will be spent on general and administrative expenses, marketing and operating capital. The Company anticipates that it will take approximately 6 to 8 months from the receipt of funding to develop a prototype radio and approximately 8 to 10 months, after the completion of the prototype radio, to complete field tests for a commercially saleable radio. However, there can be no assurance that the Company will be able to meet this timetable nor that even when commercially available, that the radio will be sold in sufficient quantities to produce a profit.

The first product the Company intends to develop is a configurable 38 gigahertz
(GHz) digital microwave radio (the "Zeppelin Radio" or "Radio") which will be intended for use by customers in areas that cable based service providers are not equipped to, or unable to, adequately provide with audio, video and data communications ("last mile solution"). The product will be intended for use in areas of uneven topography where the installation of cable is difficult. The Radio will be a low cost unit capable of sending and receiving data transmissions at very high rates at narrow radio frequency (RF) bandwidths. The Company will design the Zeppelin Radio to be manufactured with a high level of ASIC chips (see glossary) with a low ancillary parts count. This is intended to enable the Company to achieve cost savings in the manufacture of the Radio and will accordingly allow the Company to offer the Radio at competitive prices.

Products Strategy

The Company intends to focus its selling efforts on the wireless communications industry by manufacturing and marketing a 38 GHz (with potential future growth to 55 GHz) microwave Radio that can provide faster data transmission rates at competitive prices. According to The Yankee Group, a Boston, Massachusetts independent technology research and forecasting company, wireless devices, allowing wireless audio, video and data transmission, will grow from an estimated $600 million in 1999 to a forecasted $4 billion in 2003. By 2005, Forrester Research, Inc., a Massachusetts independent technology research company, predicts that wireless services, transmission of audio, video and data, will generate nearly $60 billion in revenues. The Zeppelin Radio will be intended to provide existing wireless service providers with the ability to upgrade (increase their speed of transmission) their networks. The initial Zeppelin Radio is intended to have 38 GHz bandwidth, with point-to-multipoint transmission rates up to 155.52 Mbps (OC-1), and with point-to-point transmission rates up to 3 times as fast, at 466.56 Mbps (OC-3). OC-1 is an international protocol standard for sending data transmissions with a rate of
155.52 Mbps.

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The Company intends to sell and market the Radio to companies that have or are developing wireless communications networks, such as; (1) communication companies with fiber optic networks, i.e. AT&T, common carriers, i.e. Sprint Communications Co., MCI Worldcom, Inc., other local and long distance telephone companies, and as a "last mile solution" for Internet Service Providers (ISP's), i.e. America On-Line; (2) the competitive local exchange carriers (CLEC), i.e. Bell Atlantic and other local telephone companies, competitive access providers
(CAP), i.e. AT&T, personal communication service (PCS), i.e. Sprint, and cellular markets; and (3) companies that employ their own private communications network. The Company believes that these potential customers will integrate the Radio into their wireless communications system to take advantage of the wireless communications market by providing Internet access, mobile communications and data transmissions for their existing and new customers through the use of the Radio's wireless transmission capabilities.

Currently, most microwave transmissions are conducted at 28 GHz frequencies or lower. The Company believes that the increased interest in the 38 GHz or higher radio frequencies is mainly due to the higher frequency's ability to transmit or receive signals over greater distances. Higher frequency transmissions increases antenna beamwidth control which, in turn permits service providers to re-use assigned frequencies in small geographical areas. The use of smaller beamwidths also reduces transmission errors. Transmission errors occur because transmissions can take multiple routes between transmitter and receiver. Using larger beamwidths creates more routes for transmissions to take when going between transmitter and receiver, thereby increasing the likelihood of errors to occur. The Radio will allow simultaneous two-way transmissions (duplex transfers) through normal weather at up to 15 miles and through the heaviest rainfall, fog, or snow at up to one mile.

Products

The Company intends to develop radios that provide data transmission at a variety of frequencies in the 38 GHz and higher bandwidths. The Company intends to design the different bandwidth radios with a common design. This common design will allow the Company to assemble the different bandwidth radios with as many common components as possible. Currently, the Radio is approximately 6 months into the development of a design, and a prototype is intended to be completed within 6 months from the date at least $2,000,000 of funding is invested in the Company. There are no other products being developed at this time. Until the Radio is completed and manufactured for the marketplace, the Company does not intend to develop any other products. The Radio will physically consist of three components, (1) an outdoor antenna/radio frequency unit (RFU);
(2) an indoor interface Digital Signal Processing Unit (DSPU); and (3) the specialized central processing unit (CPU).

         THE RADIO FREQUENCY UNIT (RFU)

The RFU will send or receive transmission signals to or from other RFUs within line of sight. In the transmission mode, the RFU will receive signals from the DSPU and send the signal to other RFUs. In the receiving mode, the RFU receives signals from other RFUs, which are then relayed to the DSPU for conversion. The RFU will be designed so as to permit easy installation and replacement of the RFU. Many countries have different polarization settings for the Radio to function, therefore, the Company will design the Radio with the capability of changing the polarization of the beamwidth without misaligning the antenna so as to comply with various country settings. The RFU will be easy to maintain and operate.

The RFU is intended to receive its power and control from a single cable. The Company believes that the cable between the RFU and DSPU can be copper coaxial, as is the case in numerous radios built by other companies, or fiber optic cable. The Company believes that fiber optic cables are superior to coaxial cables, as the fiber optic cable reduces the number of transmission errors associated with high bandwidth signals and also allows the RFU and DSPU to be located further apart.

         THE DIGITAL SIGNAL PROCESSING UNIT (DSPU)

The DSPU is intended to interface with the RFU by a cable. The DSPU receives a signal from the RFU, which it then converts for use by the CPU and conversely, receives signals from the CPU which the DSPU converts for sending by the RFU. The DSPU is an indoor unit which will have an innovative design using proprietary modulation techniques. The

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Company believes that its DSPU will use proprietary modulation techniques which convert the RFU signal to a digital bit stream at rates up to 155 Mbps (OC-1). The Company intends to design the Radio to handle both very high data transmission rates and multimedia transmission, or any combination of the two. The Company believes that its DSPU's internal design will: (1) reduce the number of parts for the Radio; (2) decrease noise and distortion; and (3) increase the amount of transmissions.

The DSPU is intended to be frequency independent and as such will be compatible with all of the Company's and other manufacturer's radios regardless of the bandwidth. The Company intends to have the communications link between the DSPU and RFU coded for security.

         THE CENTRAL PROCESSING UNIT (CPU)

The CPU is a modified and specialized central processing unit located at the end user's site. The CPU sends or receives signals to or from the DSPU. The specialized Central Processing Unit will act as the electrical/optical interface with the customer's equipment, i.e. computer or phone system. The Company intends to design the CPU with two plug-in modules, with the capability to expand to eight plug-ins. The plug-in modules are intended to allow the customer to connect their various systems into the CPU. The CPU will be connected to the DSPU and to the customers equipment through physical ports. The Company intends to have the CPU support electrical or optical interfaces, in addition to various protocols.

         SOFTWARE/FIRMWARE

The Company intends to develop software which will provide control, diagnostics and maintenance for the Radio. The software will be Windows 95/98 and Windows NT compatible as well as support open architecture network management software systems such as Hewlett Packard Openview or SNMP. The software's function will be to interrogate, upgrade and control the Radio by permitting the user to conduct the necessary controls from a personal computer attached to the Internet. These functions include, but are not limited to; changing frequencies; performing diagnostic tests at the near and far end of the system; and detecting problems in the system. The software is intended to allow the service providers using the Radio to efficiently control the outdoor antenna and remedy many problems through remote access rather than utilizing maintenance personnel.

Intellectual Property

The Company intends to apply for a number of patents, relating to the Zeppelin Radio, with the United States Patent and Trademark Office under the design and functionality standard for patents. Under the design and functionality standard, a patent is granted when a new design is developed for a functioning item. A patent gives the owner exclusive use of that design for fourteen (14) years. It intends on applying for additional patents as the Company fully develops more products and components for the Radio. The Company has entered into Confidentiality agreements with all employees to protect the Company's intellectual property, including any copyrights, patents and trade secrets that the Company may have or may be working on. There can be no assurances that the Company will be issued any patents for any part of the Radio it intends to develop. The Company's failure to secure any patent or protect its intellectual property may have a materially adverse effect on the business, financial position and operations of the Company.

Manufacturing

The Company intends to rely on subcontractors to manufacture and assemble the components from the Company's designs that make up the Radio. The Radio's design is intended to have fewer parts and more common components in an effort to standardize the manufacturing process. By using a common design for all its radios, the Company will lower the cost of manufacturing the various radios it intends to develop. Because the radios' components will have electromagnetic parts, which are extremely sensitive during the production process, the Company intends to enforce strict guidelines on any manufacturers employed in manufacturing the Radio. The Company will attempt to locate and employ a suitable

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subcontractor manufacturer and supplier. The Company's inability to find a manufacturer or supplier would have a materially adverse effect on the Company's financial position and operations.

Competition

The wireless equipment market is experiencing high growth and change. Sales today are led by microwave system manufacturers, such as P-Com Inc., Digital Microwave Corporation and Adaptive Broadband Corporation (formerly California Microwave). As seen by the number of joint ventures with, and acquisitions of, smaller specialized companies, such as DSC Communications and WPN Communications, traditional core telecommunication companies, such as AT&T and Bell Atlantic, are moving into the wireless market. Because of industry growth forecasts in the wireless market, as previously mentioned, it is expected that the larger core telecommunication companies, i.e. Sprint and BellSouth, will enter the market, thereby increasing competition. Nortel Networks Corp., Bosch Telekom GmbH, Lucent Technologies, Inc., Harris Corporation, Siemens A.G. and Newbridge Corp., all have interests in the wireless market, and all of those companies have financial, marketing, manufacturing and engineering skills greater than the Company. The Company will compete with a number of entities, all of which are larger, have greater resources and more extensive operating histories than the Company. Operating losses may result from this competition which may have a materially adverse effect on the Company.

The Company believes that competitive pressures and high growth in the CLEC, Cellular and PCS markets may create opportunities for significant sales as the service providers attempt to capture a larger share of their markets. Rapid deployment of networks by the service providers and the resulting demand for wireless products has created a current environment with long lead times to secure equipment and equipment shortages. The Company intends to have the product design, manufacturing and distribution strategies directly address these competitive issues. However, there can be no assurance that the Company will be able to compete successfully in the wireless industry.

The wireless communications market is subject to rapid technological change, new product introductions, product obsolescence and changing standards. The Company's ability to be competitive in this industry will depend on, among other things, how quickly it is able to raise capital, its ability to develop a successful Radio and the components that make up the Radio system. The Company may, from time to time, experience delays in completing the Radio. The Company's inability to timely introduce the Radio to the market would result in very few, if any, sales and have a materially adverse effect on the Company's business, financial position and operations.

Government Regulation

Radio communications are subject to the regulation of the United States government and foreign governments. The Company's systems must conform to a variety of domestic and foreign requirements established to avoid interference among users of radio frequencies and to permit interconnection of equipment. In many developed countries, historically the limited availability of frequency spectrum has inhibited the growth of microwave wireless systems. Regulatory bodies worldwide are in the continuing process of adopting new standards for wireless communications. The delays inherent with a government's approval process may cause delays, cancellations or re-scheduling of the purchase and installation of the Company's products by some customers, which may have a materially adverse effect on the Company's financial condition.

All of the Company's customers are required to be licensed by the U.S. Federal Communications Commission ("FCC") or other foreign governments for wireless broadband transmissions. The regulatory environment in which the Company operates is subject to change by government regulation. Such regulatory change could restrict development by the Company's customers, making products obsolete or increasing competition in certain areas of the market. The Company may be required to adjust its products to conform with any such government regulatory modifications, which could be time consuming and financially burdensome. Any such changes could have a materially adverse effect on the Company's financial position and operations.

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Sales and Marketing Strategy

The Company's marketing strategy is to sell the Company's products to the core companies within the wireless communications market and develop product recognition as quickly as possible. The marketing program will focus on various industry marketing channels, including: press releases, advertising in trade publication and attending selected trade shows. This program will be designed to support the worldwide sales efforts of the Company.

The Company intends to utilize two basic marketing channels: (1) using sales representatives for direct sales, and (2) using distributors, repeat customers and customer service for indirect sales. The Company believes that these channels will be non- competing marketing channels and that sales through distributors, repeat customers and customer service will only need a few sales personnel to handle the indirect sales channel. The Company believes that potential opportunities can be identified through industry research, government announcements of licensing activity, and trade publications. The Company's product line will allow the sales personnel, whether direct or indirect, to identify the potential customers that are in the buying cycle stage and then direct all necessary sales energy to those potential customers. The Company believes that this approach increases sales effectiveness, resulting in higher sales and distributor productivity at lower costs per sale.

The Company intends to aggressively market its product on the Internet, through its web site and with targeted advertisements and promotions on other web sites.

Staffing Requirements

         SALES/SUPPORT STAFF

Currently, the Company does not have any full-time employees. Upon sufficient funding and appropriate timing after the Company has developed a prototype Radio, the Company intends to hire a minimum of 2 direct sales representatives, who will be responsible for establishing and managing distributors according to the Company's sales plan. These sales representatives will be trained by the Company's engineers as well as supplied with all literature and documentation to enable them to successfully market the Company's product line. Additionally, the Company intends to establish a technical support center using sub-contractors, which is intended to be operated on a 24 hours a day/ 7 days a week basis. The Center is intended to support both distributors and end users, allowing the Company to provide required services, maintaining an independent customer relationship and keeping a high level of customer satisfaction. However, the Company will not hire any sales staff or establish a technical support center unless the Company receives funding.

The Company intends to maintain an extranet, which allows the Company to electronically link customers and distributers to the Company in a secure, low cost and reliable environment via the Internet, to provide on-line support to its sales representatives, distributors and customers.

         KEY EMPLOYEES

Mervin Vincent, Executive Vice President and Jay Nagle, Executive Vice President of Product Development, each of whom is a professional engineer with experience in working within the wireless technology industry, are currently designing the Radio on a part-time basis. Neither of these officers are currently paid a salary. Upon funding, the Company intends to commence the payment of salaries. The Company believes that Messrs. Vincent's and Nagle's experience and expertise in the wireless technology industry will enable them to be successful in developing the Radio. The Company relies heavily on these officers to complete the Zeppelin Radio. Each officer has signed a Confidentiality and Non-disclosure agreement with the Company. The unavailability of either Mr. Vincent or Mr. Nagle would set back the developmental time frame of the Radio and would have a materially adverse effect on the Company's business, financial position and proposed operations.

         MANAGEMENT

The Company's management team is comprised of individuals who have many years of experience in developing, managing,

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building and growing technology companies in the competitive national and international environments.

The Company intends to use contract workers whenever possible. The Company currently maintains a staff of four officers (See Item 8 below describing officers), some of whom are presently serving on a part-time basis. Upon additional funding, it is anticipated that approximately 10 people will be hired by the Company within the upcoming year.

Department                                  1999
----------                                  ----
Corporate Office                              2
Sales and Marketing                           1
Design and Manufacturing                      5
Product Support                               1
Finance and Administration                    1
                                            ---
Total                                       10

Regulation D, Rule 504 Offering

The Company recently completed a Regulation D- Rule 504 offering, in which the Company offered up to and sold 500,000 shares of common stock, par value $0.001 per share (the "Offering"), at an offering price of $.25 per share (the "Offering Price"). The Offering had been fully subscribed to and a closing Form D was filed with the Securities and Exchange Commission on or about April 6, 1999.

The proceeds from the Offering were approximately $125,000. The following summary, based on management estimates, illustrates the manner in which the net proceeds of the Offering were applied and allocated.

Application                                                             Amount
Legal, Accounting, Organization, Filing Fees                            $25,000
Marketing                                                                18,750
Consultants                                                              15,000
Capital Equipment                                                         6,250
General & Administrative                                                  7,500
Operating Capital                                                        40,000
Printing & Mailing                                                        2,500
                                                                       ---------
                                                              Total    $125,000

The Company believes that the proceeds from this Offering are adequate for the Company to initiate the preliminary stages of its business plan. The preliminary stages of the business plan are for the Company to conduct market research, develop the design and begin development of the prototype, all of which has commenced. The full implementation of the Company's business plan is to market and manufacture the Radio, which will require additional funds to be obtained through private or public offerings of its securities, joint ventures or other arrangements. The proceeds of any additional funding, if available, will be applied and allocated by the Company, as determined by the board of directors of the Company. There can be no assurances that any securities offerings will take place in the future, or that funds sufficient to meet any of the foregoing needs or plans will be raised. If additional funding is not obtained, then the Company will not be able to execute its business plan.

General Economic and Other Conditions

The Company's business may be adversely affected from time to time by such matters that may be outside the control of the Company and/or its officers and directors such as changes in general economic conditions, real estate, tax law or policy, local

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and international governments, international relations and related conditions, as they exist in any country where the Company may penetrate markets.

Control by Current Management.

The Company's directors and executive officers and their affiliates beneficially own approximately 70.5% of the outstanding common stock. As a result, current management may be able to exercise control over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. Such control could delay or prevent a change in control of the Company or adversely affect the market price of the common stock.

Year 2000 Compliance

There are issues associated with the programming code in existing computer systems as the year 2000 approaches. The "year 2000 problem" ("Y2K")is complex, as virtually every computer operation will be affected in some way by the rollover of the two-digit year value to 00. The issue is whether computer systems will properly recognize date sensitive information when the year changes to 2000. Systems that do not properly recognize such information could generate erroneous data or cause a system to fail. After a complete assessment of potential Y2K issues the Company has made a determination that presently and in the near future it will not be adversely affected by Y2K compliance issues. The Company's Y2K assessment was based on the following: (i) aside from a Y2K compliant personal computer, the Company has no computer hardware or software systems to update or replace; and (ii) the Company does not have any third party relationships. As the Y2K problem is applied to the Company, the Y2K problem does not present and will not present a material event or uncertainty for the Company. However, when the purchase of computer systems and the making of third party relationships become a necessity for the Company, the Company will take every measure to insure Y2K compliancy by: (i) purchasing computer systems from only known Y2K compliant vendors; and (ii) sending questionnaires to, and obtaining written assurance of Y2K compliancy from, potential third party vendors, suppliers or subcontractors.

ITEM 7 DESCRIPTION OF PROPERTY

The Company maintains offices at:

       2408 Westhill Court
       West Vancouver, British Columbia
       Canada.

ITEM 8 DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

       The following table sets forth certain information with respect to the directors and executive officers of the Company:

       Name                     Age         Position
       ----                     ---         --------

       Paul Minichiello         58          President /Director
       Scott Lee Kostiuk        28          Secretary and Treasurer
       Donald J. Cheney         55          Director
       Jack McKinley Wilson     67          Director
       Mervin Vincent           58          Executive Vice President /Director

       Jay Nagle                71          Executive Vice President of Product
                                            Development/Director

The Board of Directors will be the governing body of the Company and will set goals and establish policies, will retain qualified executive leadership and will oversee the performance of that leadership for the organization. The Board will be active in that it will meet formally at least on a quarterly basis. The full board may choose to delegate some authority to an executive committee that will meet more frequently and will exercise interim policy making and oversight authority.

Each director will be elected to hold office until the next annual meeting of shareholders and until his successor has been qualified and elected. The following sets forth certain information as well as a brief account of business experience during the past five years of each director and executive officer of the Company.

Current Officers, Directors and Key Employees

Paul Minichiello has been the Company's President and Director since the inception of the Company in October, 1998. Mr. Minichiello currently devotes approximately 10% of his time to the business of the Company. Upon additional funding, Mr. Minichiello will devote approximately 50% of his time to the business of the Company. Since 1963 to present, Mr. Minichiello has served as the President of Paul's of North Shore, a custom men's clothing design manufacturer under the Minichiello label. That company is currently trading on the OTC Bulletin Board.

Mervin Vincent has been the Company's Executive Vice President, Director and Chairman of the Board of Advisors since February 1, 1999. Dr. Vincent currently devotes approximately 10% of his time to the business of the Company. Upon additional funding, Dr. Vincent will devote approximately 50% of his time to the business of the Company. He has worked for over 31 years at Boeing Information, Space and Defense Systems, developing advanced antenna designs, stealth designs, nuclear electromagnetic pulse analysis models and general technology integration concepts. Dr. Vincent has served the last 9 years at Boeing as a Senior Technical Fellow functioning as a technology advisor and mentor. He has served as a Technical Director and Technology Manager of various research and development contracts. He also serves on a number of national technology committees or working groups for the Boeing Company. Dr. Vincent is an adjunct professor at Michigan State University and serves on their Visiting Advisory Committee. He is also a registered Professional Engineer of the State of Washington.

Jay Nagle has been the Company's Executive Vice President of Product Development, Director and a member of the Board of Advisors since February 1, 1999. Mr. Nagle currently devotes approximately 10% of his time to the business of the Company. Upon additional funding, Mr. Nagle will devote approximately 50% of his time to the business of the Company. Mr. Nagle has over 30 years communications and radar design experience with the aerospace industry. As a lead radar design engineer for GE, he helped develop and install the $1 billion ballistic missile early warning system (BMEWS) L-Band radar installation at Clear, Alaska. Later, he was the lead engineer for the specification and development of the spread spectrum DSCS-II (X-Band) satellite airborne terminal for the 747 Airborne Command Post aircraft. He was also the key designer for the avionics suite that was later used as the basis for the B-2 avionics suite. Other efforts included the design support of the 35 GHz FMCW SAR radar for the B1-B. His later communication efforts included being the Boeing expert on airborne satellite terminals, including DSCS-II/III, FLTSATCOM, AFSATCOM and MILSTAR. Mr. Nagle has attended various IEEE symposia, radar and communications short courses and is a registered Professional Engineer.

Harold R. Jackson. Upon additional funding, Mr. Jackson will be Chief Engineer and devote approximately 50% of his time to the business of the Company. Mr. Jackson currently devotes no time to the business of the Company. Mr. Jackson is a licensed engineer with 34 years of project engineering experience in the development of complex electronic equipment. He has managed all phases of the development of military and commercial hardware systems including the technical management of subcontractors and the factory assembly, factory test, field installation check out and delivery of electronic systems. He has initiated and led inter-agency task forces to solve major subsystem interface technical problems and has conducted, major trade studies to establish design criteria and assess cost and risk. His hands on engineering experience includes the preparation of technical specifications, design drawings, installation drawings and test plans and the on-site technical support to factory assembly, factory test and field installation crews.

Scott Lee Kostiuk has been the Company's Secretary and Treasurer since the inception of the Company in October, 1998. Mr. Kostiuk currently devotes approximately 10% of his time to the business of the Company. Upon additional funding, Mr. Kostiuk will devote approximately 50% of his time to the business of the Company. Since November, 1994 to present, Mr. Kostiuk has served as the Secretary and Treasurer of The Plant Software, Inc., a computer software development company. From May, 1993 to October, 1994, Mr. Kostiuk held a position as an Executive Assistant at Evergreen International Technology, Inc., a company involved in the development of computer software. Mr. Kostiuk attended the University of Toronto, graduating with a B.A. Degree in 1993.

Donald J. Cheney has served as a Director of the Company since the inception of the Company in October, 1998. Mr. Cheney currently devotes approximately 10% of his time to the business of the Company. Upon additional funding, Mr. Cheney will devote approximately 50% of his time to the business of the Company. Since 1971 to present, Mr. Cheney has been employed as a school teacher at Federal Way School District #203 in Federal Way, Washington. Mr. Cheney attended La Verne College, graduating with a B.A. Degree in 1965.

Jack McKinley Wilson has served as a Director of the Company since the inception of the Company in October, 1998. Since 1990, Mr. Wilson has been retired from his dental practice. Mr. Wilson attended the University of Washington, graduating with a B.A. Degree in Business Administration in 1956 and received his D.D.S. from the University of Washington in 1964.

Board of Advisors was created and represented customers, industry specialists and wireless technology experts to advise and direct management on strategic product and marketing issues. Dr. Mervin Vincent has been chosen as the Chair and other positions will be chosen over the coming months.

ITEM 9 REMUNERATION OF DIRECTORS AND OFFICERS

To date, the Company has paid no compensation to any of its officers or directors. It is the Company's intention, that upon additional funding, in the upcoming year, to compensate certain officers of the Company on a reasonable basis in keeping with industry standards.

Directors of the Company who are not employees of the Company do not receive any compensation for attending meetings of the Board of Directors. Directors are reimbursed for their expenses in attending such meetings. The following table sets forth the compensation for the 4 officers of the Company.

                          Summary Compensation Table

                                  Annual                         Expected
            Name and           Compensation        Total       Compensation
       Principal Position       Year Salary    Compensation      for 1999
       ------------------       ---- ------    ------------      --------
Paul Minichiello                1998   $0          $0              $0
President

Scott Lee Kostiuk               1998   $0          $0             $48,000
Secretary and Treasurer

Mervin Vincent                  1998   $0          $0             $50,000
Executive Vice President

Jay Nagle                       1998   $0          $0             $50,000
Executive Vice President
of Product Development


ITEM 10 SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

As of May 10, 1999, the Company had 8,500,000 shares of common stock issued and outstanding. The following table sets forth certain information with respect to the beneficial ownership of the Company's common stock as of May 10, 1999 by:
(i) each of the Company's directors; (ii) each of the executive officers; (iii) each person or entity who is known to the Company to beneficially own 5% or more of the outstanding common stock; and (iv) all directors and executive officers of the Company as a group.


                                                       Number of Shares        Percentage of Class
Name and Address of Beneficial Owner(2)             Beneficially Owned(1)      Beneficially Owned
---------------------------------------             ---------------------      ------------------
Paul Minichiello...............................           3,000,000                       35%
Carol Kostiuk..................................           2,000,000                      23.5%
Scott Kostiuk..................................           2,000,000                      23.5%
Donald Cheney..................................           1,000,000                       12%
All Directors and executive officers as a group
(3 persons)  ..................................           6,000,000                      70.5%

--------

(1) Beneficial ownership has been determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended. Generally, a person is deemed to be the beneficial owner of a security if he has the right to acquire voting or investment power within 60 days of the date of this Registration Statement. Except as otherwise noted, each individual or entity has sole voting and investment power over the securities listed.

(2) The address of each person is c/o Zeppelin Software, Inc., 2408 Westhill Court, West Vancouver, British Columbia, Canada V7S-3A5.


Changes in Control

The Company is not aware of any arrangements, including the pledge by any person of securities of the Company, which may at a subsequent date result in a change in control of the Company.

Provisions of Delaware Law

The Company is a Delaware corporation and is subject to the provisions of
Section 203 of the Delaware General Corporation Law ("DGCL"). In general,
Section 203 prevents an "interested stockholder" (defined generally as a person owning 15% or more of the Company's outstanding voting stock) from engaging in a "business combination" (as defined in Section 203) with the Company for three years following the date that person became an interested stockholder unless (i) before that person became an interested stockholder the board of directors approved either the business combination or transaction which resulted in the stockholder becoming an interested stockholder, (ii) upon completion of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the Company outstanding at the time the transaction commenced (excluding stock held by directors who are also officers of the Company and by employee stock plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer) or (iii) on or following the date of which that person became an interested stockholder, the business combination is approved by the Company's Board and authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the Company not owed by the interested stockholder.

Under Section 203 of the DGCL, these restrictions do not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of one of certain extraordinary transactions involving the Company and a person who was not an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the Company's directors, if that extraordinary transaction is approved or not opposed by a majority of the directors (but not less than one) who were directors before any person became an interested stockholder in the previous three years or who were recommended for election or elected to succeed such directors by a majority of such directors then in office.

Under Section 162 of the DGCL, the board of directors of the Company can, without stockholders approval, issue authorized but unissued shares of Capital Stock, which may have the effect of delaying, deferring or preventing a change of control of the Company.

ITEM 11 INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Mr. Scott Kostiuk, the Secretary and Treasurer of the Company, is the owner of La Tache DRC, a private company which performs consulting services to the Company. Mr. Larry Kostiuk and Ms. Carol Kostiuk are the father and mother of Scott Kostiuk. To date, La Tache has received $90,000 for consulting and other services rendered to and for the Company, of which all has been paid. Management believes that fees are commensurate with the fair market value of the services provided by La Tache. The Company will continue to utilize the services of La Tache.

No other member of the Board of Directors or officer of the Company, to the Company's knowledge, has any material interest resulting from any relationship or business affiliation with the Company.

ITEM 12 DESCRIPTION OF SECURITIES

Description of Securities

The Company, a Delaware corporation had an initial authorization of 100,000,000 shares of which 95,000,000 shares will be Common Stock, $0.001 par value and 5,000,000 shares will be Preferred Stock, $0.001 par value. As of May 10, 1999, the Company had 8,500,000 shares issued and outstanding.

Common Stock

All shares are fully paid and non-assessable. All shares are equal to each other with respect to voting, liquidation, and dividend rights. Special shareholder meetings may be called by the officers or directors, or upon the request of holders of at least one-tenth (1/10) of the outstanding shares. Holders of shares are entitled to one vote at any shareholder's meeting for each share they own as of the record date set by the board of directors. There is no quorum requirement for shareholders meetings. Therefore, a vote of the majority of the shares represented at a meeting will govern even if this is substantially less than a majority of the shares outstanding. Holders of shares are entitled to receive such dividends as may be declared by the board of directors out of funds legally available therefore, and upon liquidation are entitled to participate in a distribution of assets available for such a distribution to shareholders. There are no conversion, preemptive or other subscription rights or privileges with respect to any share. Reference is made to the Company's Articles of Incorporation and its bylaws as well as to the applicable Statutes of the State of Delaware for a more complete description of the rights and liabilities of holders of shares. It should be noted that the bylaws may be amended by the board of directors without notice to the shareholders. The shares of the Company do not have cumulative voting rights, which means that the holders of more than fifty percent (50%) of the shares voting for election of directors may elect all the directors if they choose to do so. In such event, the holders of the remaining shares aggregating less than fifty percent (50%) will not be able to elect directors.

Preferred Stock

The Company has not issued any Preferred Stock. The five million (5,000,000) shares of preferred stock designated in the Company's Certificate of Incorporation is "blank check" preferred stock, which authorizes the board of directors to authorize and issue one or more series of preferred stock with the designations, rights and preferences as determined, from time to time, by the board of directors. The board of directors is authorized to make such designations without shareholder approval.

Dividend and Stock Buy Back Policy

The Company is a new business and no assurance can be given that it will generate earnings from which cash dividends can be paid. However, if earnings are generated, management may follow a policy of retaining all earnings for the expansion of the capital base of its business. Such a policy could be maintained as long as necessary to provide funds for the Company's expansion of capital base. Any dividends that may be paid in the future will be dependent upon the earnings and financial requirements of the Company and all other relevant factors. At such time as the Company has accumulated profits not needed to sustain operations or planned for expansion, the Company may choose to implement a share buy back program, if such a program is deemed to be the most cost efficient method of delivering a capital return to its shareholders, If such a program is implemented, and if some shareholders choose to sell a portion of their shares to the Company and others do not, the proportion of ownership of the Company held by participating and nonparticipating shareholders will be effected. The Company has not paid any dividends on its common stock to date.

                                     PART II

ITEM 1 MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER STOCKHOLDER MATTERS

Market for Common Stock

Prior to this Registration, there has been no public market for the common stock of the Company and there can be no assurance that a trading market will develop at the conclusion of this Registration, or even if such a trading market should develop, that the common stock may be resold at or near the original purchase price. Any market for the common stock of the Company that may develop will, in all likelihood, be a substantially limited one.

Dividend Policy

The Company does not have a policy of paying dividends, and it is currently anticipated that no cash dividends will be paid. Any future decision to pay cash dividends will be made on the basis of earnings, alternative needs for funds and other conditions existing at the time.

ITEM 2 LEGAL PROCEEDINGS

Legal Proceedings

The Company is not a party to any legal proceedings or claims that it believes will have, individually or in the aggregate, a material adverse effect on the Company's business, financial condition or results of operations.

ITEM 3 CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

The Company has had no changes in or disagreements with its accountants since the Company's incorporation.

ITEM 4 RECENT SALES OF UNREGISTERED SECURITIES

Since inception, the Company has issued unregistered securities to a limited number of persons as described below.

         (1) Upon the inception of the Company in October, 1998, the Company issued 8,000,000 shares of common stock at a subscription price of $0.001 per share to the founding shareholders.

         (2) The company offered for sale Common Stock of the Company through a Confidential Offering Circular pursuant to Rule 504 of Regulation D of the Securities Act of 1933. The 504 placement began in October, 1998 and was completed as of April 6, 1999. The offering was for up to 500,000 shares at an offering price of $.25 per share. The Company had sold the maximum amount of shares for a total offering of $125,000. The shares were sold to 87 unaccredited investors.

ITEM 5 INDEMNIFICATION OF DIRECTORS AND OFFICERS

Limitation on Liability; Indemnification of Directors and Officers

The Company's Certificate of Incorporation includes certain provisions permitted pursuant to the DGCL whereby officers and directors of the Company shall be indemnified against certain liabilities to the Company or its shareholders. The Certificate of Incorporation also limits to the fullest extent permitted by the DGCL a director's liability to the Company or its stockholders for monetary damages for breach of fiduciary duty of care as a director, including gross negligence, except liability for (i) breach of the director's duty of loyalty to the Company or its shareholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or knowing violation of the laws, (iii) under Section 174 of the DGCL (relating to unlawful payments of dividends or unlawful stock repurchases or redemptions) or (iv) any transaction from which the director derives an improper personal benefit. This provision of the Company's Certificate of Incorporation has no effect on the availability of equitable remedies, such as injunction or rescission. The Company believes that these provisions will facilitate the Company's ability to continue to attract and retain qualified individuals to serve as directors and officers of the Company.

Business Insurance

The Company intends to carry Errors and Omissions liability insurance to cover all officers and directors of the Company. Also, the Company intends to purchase a standard business insurance policy to insure the assets and activities of the Company.

                          PART F/S FINANCIAL STATEMENT

                                    PART III

ITEM 1 INDEX TO EXHIBITS

         Exhibit No.              Exhibit Name
         -----------              ------------
         2.1                      Certificate of Incorporation of Registrant
         2.2                      By-laws of Registrant

ITEM 2 DESCRIPTION OF EXHIBITS

         See Item 1 above

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 ZEPPELIN SOFTWARE, INC.


Date:    August 12, 1999                         By:   /s/ Paul Minichiello
     -------------------                               ------------------------
                                                       Paul Minichiello
                                                       President

                                POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENT, that the persons whose signatures appear below each severally constitutes and appoints Paul Minichiello as true and lawful attorney-in-fact and agent, with full powers of substitution and resubstitution, for them in their name, place and stead, in any and all capacities, to sign any and all amendments (including pre-effective and post-effective amendments) to this Registration Statement, any registration statement relating to the same offering as this Registration Statement that is to be effective upon filing pursuant to Section 12 under the Securities Exchange Act of 1934, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as they might or could do in person, hereby ratifying and confirming all which said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do, or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Exchange Act of 1934, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

/s/  Paul Minichiello
---------------------------------------
Paul Minichiello
President and Director                               Date: August 12, 1999
                                                          ----------------


/s/ Donald J. Cheney
---------------------------------------
Donald J. Cheney
Director                                             Date: August 12, 1999
                                                          ----------------

/s/ Jack McKinley Wilson
---------------------------------------
Jack McKinley Wilson
Director                                             Date: August 12, 1999
                                                          ----------------

/s/ Mervin Vincent
---------------------------------------
Mervin Vincent
Executive Vice President and Director                Date: August 12, 1999
                                                          ----------------

/s/ Jay Nagle
---------------------------------------
Jay Nagle
Executive Vice President and Director                Date: August 12, 1999
                                                          ----------------

                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------

To the Board of Directors and Stockholders of Zeppelin Software, Inc.:

       We have audited the accompanying balance sheet of Zeppelin Software, Inc., a Delaware corporation, as at December 31, 1998 and the related statements of operations and deficit accumulated during the development stage and cash flows for the period October 2, 1998 (inception) to December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

       We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

       In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Zeppelin Software, Inc. as at December 31, 1998, and the results of its operations and its cash flows for the period October 2, 1998 (inception) to December 31, 1998 in conformity with generally accepted accounting principles.

                                                         Freeman & Davis LLP

New York, New York
June 10, 1999

                             ZEPPELIN SOFTWARE, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                                  BALANCE SHEET

                                DECEMBER 31, 1998

                                     ASSETS
                                     ------

CURRENT ASSETS

   Cash                                                                 $30,420
   Prepaid expenses                                                         500
                                                                        -------

     TOTAL CURRENT ASSETS                                                30,920

EQUIPMENT                                                                 6,088

OTHER ASSETS

   Expenses preparatory to an offering of the Company's common stock     11,878
                                                                        -------

                                                                        $48,886
                                                                        =======


                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------

CURRENT LIABILITIES

   Accounts payable                                                     $16,800
   Due to common stock shareholder                                       30,000
                                                                        -------

         TOTAL CURRENT LIABILITIES                                       46,800

STOCKHOLDERS' EQUITY

   Preferred stock, $0.001 par value per share:
             Authorized and unissued          5,000,000 shares

   Common stock, $0.001 par value per share:
             Authorized                      95,000,000 shares
             Issued                           2,000,000 shares            2,000
             Subscribed                       6,000,000 shares            6,000
   Deficit accumulated during the development stage                        (426)
                                                                        -------
                                                                          7,574
   Less: Common stock subscriptions receivable (6,000,000 shares)        (5,488)
                                                                        -------

         TOTAL STOCKHOLDERS' EQUITY                                       2,086
                                                                        -------

                                                                        $48,886
                                                                        =======


The accompanying notes are an integral part of these financial statements.

                             ZEPPELIN SOFTWARE, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                 STATEMENT OF OPERATIONS AND DEFICIT ACCUMULATED
                          DURING THE DEVELOPMENT STAGE

                OCTOBER 2, 1998 (INCEPTION) TO DECEMBER 31, 1998

REVENUE                                                                 $     -
                                                                        -------

EXPENSES

   Licenses and permits                                                     232
   Dues and subscriptions                                                   170
   Bank service charges                                                      24
                                                                        -------

TOTAL EXPENSES                                                              426
                                                                        -------

NET LOSS AND DEFICIT ACCUMULATED DURING
   THE DEVELOPMENT STAGE                                                $  (426)
                                                                        =======

The accompanying notes are an integral part of these financial statements.

                             ZEPPELIN SOFTWARE, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                             STATEMENT OF CASH FLOWS

                OCTOBER 2, 1998 (INCEPTION) TO DECEMBER 31, 1998


CASH FLOWS FROM OPERATING ACTIVITIES
   Net loss                                                             $  (426)
   Adjustments to reconcile net loss to net cash used in
      operating activities:
         Payments for prepaid expenses                                     (500)
                                                                        -------

NET CASH USED IN OPERATING ACTIVITIES                                      (926)
                                                                        -------

CASH FLOWS FROM FINANCING ACTIVITIES
   Proceeds from common stock subscriptions                               2,512
   Advances from a shareholder of the Company's common stock             30,000
   Payments for expenses preparatory to an offering of
      the Company's common stock                                         (1,166)
                                                                        -------

NET CASH PROVIDED BY FINANCING ACTIVITIES                                31,346
                                                                        -------

CASH AT DECEMBER 31, 1998                                               $30,420
                                                                        =======

SUPPLEMENTAL INFORMATION ABOUT CASH PAYMENTS
   IS AS FOLLOWS:
      Cash payments of interest                                         $     -
      Cash payments for income taxes                                    $     -

SUPPLEMENTAL INFORMATION ABOUT NONCASH INVESTING
   AND FINANCING ACTIVITIES:
      Equipment financed by accounts payable                            $ 6,088
      Expenses preparatory to an offering of the Company's common
        stock financed by accounts payable                              $10,712
      Common stock subscription received for subscribed common stock    $ 5,488


The accompanying notes are an integral part of these financial statements.

                             ZEPPELIN SOFTWARE, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 1998

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

             A.   DESCRIPTION OF DEVELOPMENT STAGE ACTIVITIES

                         Zeppelin Software, Inc. ("Company") was organized on
                  October 2, 1998 under the laws of the State of Delaware. The Company was formed for the express purpose of developing digital microwave products essential to the development of communications networks for highly established competitive markets as well as new developing markets. The Company is presently in its development stage.

             B.   PROPOSED OFFERING OF THE COMPANY'S COMMON STOCK

                         As at December 31, 1998, the Company is in the process
                  of consummating an offering of 500,000 shares of its common stock at an offering price of $.25 per share to qualified investors. The offering is being made pursuant to the exemptions from registration with the Securities and Exchange Commission (SEC) provided by Regulation D, Rule 504, of the 1933 Act, and under applicable state laws, rules and regulations.

                         Expenses incurred in connection with the aforementioned
                  offering are deferred and will be charged to additional paid-in capital upon the successful completion of the offering (See Note 4).

             C.   USE OF ESTIMATES IN PREPARING FINANCIAL STATEMENTS

                         The preparation of financial statements in conformity
                  with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2. COMMON STOCK SUBSCRIPTIONS RECEIVABLE

                  At December 31, 1998, there is an outstanding balance of
             $5,488 due from subscribers to 6,000,000 shares of the common stock of the Company. The total subscription price of the shares is $6,000. The balance is reflected in the balance sheet at December 31, 1998 as a reduction of stockholders' equity. Subsequent to the year end date, payment of the entire balance was received by the Company.

                             ZEPPELIN SOFTWARE, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                                DECEMBER 31, 1998

NOTE 3. DUE TO COMMON STOCK SHAREHOLDER

                  As at December 31, 1998, there are outstanding advances in the aggregate amount of $30,000 from a common stock shareholder, which is noninterest bearing. Repayment provisions are informal in nature and accordingly, the advances are reflected as a current liability in the balance sheet at December 31, 1998.

NOTE 4. EVENTS SUBSEQUENT TO THESE FINANCIAL STATEMENTS

             a. COMPLETION OF OFFERING OF THE COMPANY'S COMMON STOCK AND RELATED EVENTS

                         Subsequent to these financial statements, pursuant to
                  an offering of the Company's common stock, the Company issued 500,000 shares for $125,000, less approximately $25,000 of costs associated with the offering, for net proceeds of approximately $100,000.

                         The Company also received the balance of the
                  outstanding stock subscriptions receivable in the amount of $5,488 and repaid the outstanding $30,000 loan from a shareholder. (See notes 2 and 3).

                         The following pro forma balance sheet gives effect to
                  the aforementioned subsequent events.


                               BALANCES AT                           UNAUDITED PRO FORMA
                           DECEMBER 31, 1998                           BALANCES AFTER
                           BEFORE GIVING EFFECT     EFFECT OF THE     GIVING EFFECT TO
                            TO THE SUBSEQUENT         SUBSEQUENT        THE SUBSEQUENT
                                 EVENTS                 EVENTS             EVENTS
                                 ------                 ------             ------

   Current assets              $  30,920               $ 87,366           $118,286
   Equipment                       6,088                                     6,088
   Other assets                   11,878                (11,878)
                              ----------              ---------           --------
                               $  48,886               $ 75,488           $124,374
                               =========               ========           ========

   Current liabilities         $  46,800               $(30,000)          $ 16,800
   Stockholders' equity            2,086                105,488            107,574
                               ---------               --------           --------
                               $  48,886               $ 75,488           $124,374
                               =========               ========           ========

                             ZEPPELIN SOFTWARE, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                                DECEMBER 31, 1998

NOTE 4. EVENTS SUBSEQUENT TO THESE FINANCIAL STATEMENTS (CONTINUED)

             b.   RELATED PARTY TRANSACTION

                         In January 1999, the Company began receiving certain
                  consulting services from a company which is deemed to be a related party due to common management.

                         The consulting services are expected to continue on an
                  informal basis month to month. Consulting fees currently approximate $15,000 to $20,000 per month.

                             ZEPPELIN SOFTWARE, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                                  BALANCE SHEET

                                 MARCH 31, 1999

                                     ASSETS
                                     ------

CURRENT ASSETS

   Cash                                                                $ 31,657

EQUIPMENT (NET OF ACCUMULATED
   DEPRECIATION OF $152)                                                  5,936
                                                                       --------

                                                                       $ 37,593
                                                                       ========

                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------

CURRENT LIABILITIES

   Accounts payable                                                    $ 21,190
   Accrued expenses payable                                               1,822
   Due to common stock shareholder                                          539
                                                                       --------

         TOTAL CURRENT LIABILITIES                                       23,551

STOCKHOLDERS' EQUITY

   Preferred stock, $0.001 par value per share:
             Authorized and unissued           5,000,000 shares
   Common stock, $0.001 par value per share
             Authorized                       95,000,000 shares
             Issued                            8,377,000 shares           8,377
   Additional paid-in capital                                            71,517
   Deficit accumulated during the development stage                     (65,852)
                                                                       --------

         TOTAL STOCKHOLDERS' EQUITY                                      14,042
                                                                       --------

                                                                       $ 37,593
                                                                       ========

                             ZEPPELIN SOFTWARE, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                 STATEMENT OF OPERATIONS AND DEFICIT ACCUMULATED
                          DURING THE DEVELOPMENT STAGE

                        THREE MONTHS ENDED MARCH 31, 1999

REVENUE                                                                 $     -
                                                                        -------

EXPENSES

   Consulting fees                                                       62,157
   Professional fees                                                      1,822
   Travel and entertainment                                                 500
   Filing fees                                                              220
   Transfer agent fee                                                       500
   Dues and subscriptions                                                    26
   Printing and reproduction                                                 21
   Postage and delivery                                                      17
   Bank service charges                                                      11
   Depreciation expense                                                     152
                                                                        -------

TOTAL EXPENSES                                                           65,426
                                                                        -------

NET LOSS                                                                (65,426)

DEFICIT ACCUMULATED DURING THE DEVELOPMENT
   STAGE AT JANUARY 1, 1999                                                (426)
                                                                       --------

DEFICIT ACCUMULATED DURING THE DEVELOPMENT
   STAGE AT MARCH 31, 1999                                             $(65,852)
                                                                       ========

                             ZEPPELIN SOFTWARE, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                             STATEMENT OF CASH FLOWS

                        THREE MONTHS ENDED MARCH 31, 1999


CASH FLOWS FROM OPERATING ACTIVITIES:

   Net loss                                                                  $(65,426)
   Adjustments to reconcile net loss to net cash used in
      operating activities:
         Noncash items:
            Depreciation of equipment                                             152
         Decrease in prepaid expenses                                             500
         Increase in accrued expenses payable                                   1,822
                                                                             --------

NET CASH USED IN OPERATING ACTIVITIES                                         (62,952)
                                                                             --------

CASH FLOWS USED IN INVESTING ACTIVITIES:
   Payments for the purchase of equipment                                      (6,088)
                                                                             --------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Repayment of advances from a shareholder of the Company's common stock     (30,000)
   Advances from a shareholder of the Company's common stock                      539
   Proceeds from common stock subscriptions                                     5,488
   Proceeds from issuance of common stock                                      94,250
                                                                             --------

NET CASH PROVIDED BY FINANCING ACTIVITIES                                      70,277
                                                                             --------

NET INCREASE IN CASH                                                            1,237

CASH AT JANUARY 1, 1999                                                        30,420
                                                                             --------

CASH AT MARCH 31, 1999                                                       $ 31,657
                                                                             ========

                                   (CONTINUED)

                             ZEPPELIN SOFTWARE, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                       STATEMENT OF CASH FLOWS (CONTINUED)

                        THREE MONTHS ENDED MARCH 31, 1999


SUPPLEMENTAL INFORMATION ABOUT CASH PAYMENTS IS AS FOLLOWS:
   Cash payments of interest                                          $       -
   Cash payments for income taxes                                     $       -

SUPPLEMENTAL INFORMATION ABOUT NONCASH
   FINANCING ACTIVITIES:
      Expenses preparatory to an offering of the Company's
         common stock financed by accounts payable                     $ 10,478

                             ZEPPELIN SOFTWARE, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                              SELECTED DISCLOSURES
              (SUBSTANTIALLY ALL DISCLOSURES REQUIRED BY GENERALLY
                ACCEPTED ACCOUNTING PRINCIPLES ARE NOT INCLUDED)

                        THREE MONTHS ENDED MARCH 31, 1999

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    A.   DESCRIPTION OF DEVELOPMENT STAGE ACTIVITIES

               Zeppelin Software, Inc. ("Company") was organized on October 2, 1998 under the laws of the State of Delaware. The Company was formed for the express purpose of developing digital microwave products essential to the development of communications networks for highly established competitive markets as well as new developing markets. The Company is presently in its development stage.

     B.  COMMON STOCK SUBSCRIPTIONS

               At December 31, 1998, there was an outstanding balance of $5,488 due from subscribers to 6,000,000 shares of the common stock of the Company. The total subscription price of the shares is $6,000. The balance was received during the three months ended March 31, 1999 and the 6,000,000 shares were issued.

     C.  PROPOSED OFFERING OF THE COMPANY'S COMMON STOCK

               As at March 31, 1999, the Company is in the process of completing an offering of 500,000 shares of its common stock at an offering price of $.25 per share to qualified investors. The Company has issued 377,000 shares as of March 31, 1999. The remaining 123,000 shares were issued in April and May 1999. The offering is being made pursuant to the exemptions from registration with the Securities and Exchange Commission (SEC) provided by Regulation D, Rule 504, of the 1933 Act, and under applicable state laws, rules and regulations.

     D.  USE OF ESTIMATES IN PREPARING FINANCIAL STATEMENTS

               The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.